

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2018

Desheng Wang
Chief Executive Officer
Focus Universal Inc.
20511 East Walnut Drive North
Walnut, CA 91789

      Re: Focus Universal Inc.
          Form 10-K for Fiscal Year Ended December 31, 2017
          Filed April 2, 2018
          File No. 000-55247

Dear Mr. Wang:

We issued comments to you on the above captioned filing on May 9, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 25, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Courtney Lindsay, Staff Attorney, at 202-551-7237 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any questions.

          Division of Corporation Finance
          Office of Telecommunications

cc: Gilbert Bradshaw